BAKHU HOLDINGS, CORP.

M E M O R A N D U M

TO:Kibum Park

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:Evripides Drakos, President

Bakhu Holdingsm Corp.

DATE:December 21, 2022

RE:Bakhu Holdings, Corp.

Registration Statement on Form S-1

Filed: November 29, 2022

File No. 333-268581

We submit the following in response to your comments by letter of December 13, 2022.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Cover Page

1.We note your disclosure that your common stock is quoted on the OTC Market Pink Sheets and that the selling stockholders may sell common stock from time to time at prices established on the OTC Market Pink Sheets. Please note that the OTC Market Pink Sheets is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response:  We have revised the cover page and made corresponding changes in the prospectus to disclose the fixed price at which the selling shareholders can offer and sell shares until such time as the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions

Signatures, page II-8

2.Please include the signature of the principal accounting officeror or controller.

Response:  The signature page has been revised to include the signature of the principal accounting officer of the Company.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Bakhu Holdings, Corp.

/s/ Evripides Drakos
By:	Evripides Drakos
Title:	President and Chief Executive Officer,